UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Focus Financial Partners Inc.

File No. 005-90582 - CTR#3783

Focus Financial Partners Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Schedule 13E-3 filed on April 25, 2023 and amended on June 12, 2023.

Based on representations by Focus Financial Partners Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(1)
Exhibit (c)(2)
Exhibit (c)(3)
Exhibit (c)(4)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance